UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated March 30, 2022

 3

Item 1
ICL GROUP LTD.

NOTICE OF

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held on March 30, 2022, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, or via Zoom (Meeting URL: https://icl-group.zoom.us/j/99454001745?pwd=MzFzVEhXcGM5YWE0QkFxUWJZQlNyUT09), for the following purposes:

(1)
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

(3)	Approval of a new Compensation Policy for Office Holders;

(4)
Subject to approval of Proposal 3 and effective as of July 1, 2022, approval of amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of the Company, subject only to his reelection at the Meeting;

(5)	Approval of an equity-based award to Mr. Yoav Doppelt, the Executive Chairman of the Company, subject to his reelection at the Meeting; and

(6)	Approval of an equity-based award to Mr. Raviv Zoller, the Chief Executive Officer of the Company.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2021, which will be made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2021, to be filed with the Securities and Exchange Commission (the “SEC”) on or about February 23, 2022, which, once filed, may be accessed via the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at https://www.magna.isa.gov.il, as well as via the “Investor” section of our Company’s website, www.icl-group.com.

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Item 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on February 28, 2022 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof.  All shareholders are cordially invited to attend the Meeting in person.

             Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting.  Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States.  If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

               If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.  Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.  If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the SEC at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3- 6844400).  Our company’s representative is Aya Landman, VP, Company Secretary & Global Compliance (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

By Order of the Board of Directors, Aya Landman, Adv. VP, Company Secretary & Global Compliance

Dated: February 17, 2022

ii

ICL GROUP LTD.

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the 2022 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, March 30, 2022, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom (meeting URL: https://icl-group.zoom.us/j/99454001745?pwd=MzFzVEhXcGM5YWE0QkFxUWJZQlNyUT09).

Agenda Items

The agenda of the Meeting is to consider the approval of the following:

(1)
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Reappointment of Somekh Chaikin, a member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

(3)	Approval of a new Compensation Policy for Office Holders;

(4)
Subject to approval of Proposal 3 and effective as of July 1, 2022, approval of amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of the Company, subject only to his reelection at the Meeting;

(5)	Approval of an equity-based award to Mr. Yoav Doppelt, the Executive Chairman of the Company, subject to his reelection at the Meeting; and

(6)	Approval of an equity-based award to Mr. Raviv Zoller, the Chief Executive Officer of the Company.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2021 (the "2021 Financial Statements") which will be made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2021, which will be made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2021, to be filed with the Securities and Exchange Commission (the “SEC”) on or about February 23, 2022, which, once filed, may be accessed via the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at https://www.magna.isa.gov.il, as well as via the “Investor” section of our Company’s website, www.icl-group.com.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Item 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on February 28, 2022.  You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on February 28, 2022, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted.  Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Shares Traded on TASE

If your shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about February 21, 2022, and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to April 6, 2022, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for quorum purposes.

Vote Required for Approval of the Proposals

On February 16, 2022, 1,311,740,778 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of each of the proposals.

In addition, the approval of the proposals in Items 3 and 6 is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority for Compensation"): (i) at least a majority of the shares of shareholders of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

 In addition, the approval of the proposals in Items 4 and 5 is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on Items 3-6 indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals.  Otherwise, the shareholder is not eligible to vote on such proposals and his/her/its vote will not be counted for the purposes of such proposals.

Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL SHAREHOLDERS

           The following table presents as of February 16, 2022 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the SEC, by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,758	45.62%
Migdal Insurance & Financial Holdings Ltd.(3)	78,034,267	6.06%
Harel Insurance Investments & Financial Services Ltd. (4)	67,348,503	5.23%

(1)	The percentages shown are based on 1,287,150,942 Ordinary Shares issued and outstanding as of February 16, 2022 (after excluding shares held by us or our subsidiaries).

(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 84.73% of the economic interest in Millennium, which holds approximately 44.44% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. Lynav Holdings Ltd., which is controlled by a second discretionary trust in which Mr. Ofer is the beneficiary, holds 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 15.27% of the economic interest in Millennium. Lynav Holdings Ltd. also holds directly 1.25% of the issued share capital of Israel Corp. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp.

(3)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 2, 2022.  According to the Schedule 13G, of the 78,034,267 Ordinary Shares reported as beneficially owned by Migdal (i) 78,034,267 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 5,574,849 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

(4)
Based solely upon and qualified in its entirety with reference to Amendment No.1 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on January 31, 2022. According to the Schedule 13G, of the 67,348,503 Ordinary Shares reported as beneficially owned by Harel (i) 63,307,104 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,682,923 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,358,476 Ordinary Shares are beneficially held for its own account.

EXECUTIVE COMPENSATION

The aggregate compensation amount incurred to all of the members of our senior management (members of our Global Executive Committee) as of December 31, 2021, was approximately $18 million for the year 2021. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

The following table and accompanying notes describe the compensation incurred for the year 2021 with respect to the five highest earning senior officers of the Company for such period.

	Details of the Recipient		Payments for services
Name	Position	Scope of position	Base Salary	Compensation(1)	Bonus (STI)(2)	Equity based compensation (LTI)(3)	Total
	US$ in thousands
Raviv Zoller(4)	President & Chief Executive Officer	100%	759	1,103	1,045	1,118	3,266
Kobi Altman(5)	Former Chief Financial Officer	100%	440	604	709	545	1,858
Ofer Lifshitz(6)	Former President, Phosphate Solutions Division	100%	381	536	639	371	1,546
Anat Tal-Ktalav (7)	President, Industrial Products Division	100%	310	441	386	371	1,198
Elad Aharonson(8)	President, Innovative Agro Solutions Division	100%	319	768	285	83	1,136

(1)
The salary items (compensation) column set out in the above table includes all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company's Current Compensation Policy (as defined below). In this item and elsewhere is this proxy statement, the conversion from NIS to USD is made according to the representative exchange rate of NIS 3.2 to $1.00, as published by the Bank of Israel on February 10, 2022.

(2)
The short-term incentives (“STIs”) (annual bonuses) to officer holders for 2021, including the top-five earners in 2021, were approved by our HR & Compensation Committee and Board of Directors on January 31, 2022, and February 8, 2022, respectively.

(3)
The expense for share-based payment compensation is calculated according to International Financial Reporting Standards (IFRS) and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense expected to be recorded in the 2021 Financial Statements, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our audited financial statements for the year ended December 31, 2020, included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021 (the “2020 20-F”).

(4)	Mr. Zoller has served as our President & Chief Executive Officer since May 2018.

Mr. Zoller’s compensation components as per the above table include:

(a)
For details regarding Mr. Zoller’s employment agreement and terms, as amended following approval of our shareholders in June 2019, see Footnote (4) to the table set forth under “Senior Management Compensation” in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of our 2020 20-F.

(b)
The bonus (STI) amount in the above table refers to Mr. Zoller's annual bonus (STI) payout for 2021, in the amount of NIS 3.25 million (approximately $1 million), reflecting a combined performance of 130% with respect to all of his STI formula components, which includes measurable financial and non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors according to the STI formula set forth in our Current Compensation Policy, and a qualitative evaluation by our Board of Directors, following recommendation of the Executive Chairman of our Board.

(c)	The equity-based compensation (LTI) amount in the above table reflects the expense expected to be recognized by the Company for Mr. Zoller’s LTI in the 2021 Financial Statements.

(5)
Mr. Kobi Altman served as the Company’s Chief Financial Officer (“CFO”) as of April 1, 2015, until December 31, 2021, following his retirement announcement on October 11, 2021 (the “Notice Date”). Mr. Altman’s termination terms, which are in compliance with the Company’s Compensation Policy and in accordance with Mr. Altman’s employment agreement, were approved by our HR & Compensation Committee and our Board of Directors on November 1, 2021, and November 3, 2021, respectively, and include a six-month advance notice period which commenced on the Notice Date, during which Mr. Altman continues to be eligible for all of his employment terms, including vesting of his equity grants. Following utilization of accrued unused vacation days, Mr. Altman’s expected employment termination date will be April 20, 2022.

Mr. Altman’s compensation components as per the above table include:

(a)
For details regarding Mr. Altman’s employment agreement and terms, see Footnote (5) to the table set forth under “Senior Management Compensation” in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of our 2020 20-F.

(b)
The bonus (STI) amount in the above table includes: (i) Mr. Altman's annual bonus (STI) payout for 2021, in the amount of NIS 1.49 million (approximately $479,000), reflecting a combined performance of 104.1% with respect to all of his STI formula components, which includes measurable financial and non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and a qualitative evaluation, and (ii) a special bonus to Mr. Altman for 2021 in the amount of approximately NIS 715,600 (approximately $230,000), equivalent to six base salaries, which was approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 8, 2022, respectively, granted due to his extraordinary achievements in the 2022 budget planning and approval process, successful transformation of the finance organization and successful hand over of the CFO role to his successor, Mr. Aviram Lahav.

(c)	The equity-based compensation (LTI) amount in the above table reflects the expense expected to be recognized by the Company for Mr. Altman’s LTI in the 2021 Financial Statements.

(6)
Mr. Lifshitz has served as President of the Phosphate Solution Division since August 2018 and has announced his desire to retire on November 18, 2021 (the "Notice Date"). Mr. Lifshitz’s termination terms were approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 8, 2022, respectively, and include: a three-month advance notice period pursuant to Mr. Lifshitz’s employment agreement, as well as additional three-month advance notice period as per the resolution of our HR & Compensation Committee and Board of Directors from January 31, 2022 and February 8, 2022, respectively (amounting together to a total of six months advance notice period), in order to align his terms with the terms of the other executive management members. Accordingly, following additional utilization of accrued unused vacation days, Mr. Lifshitz’s expected employment termination date will be July 19, 2022. During this entire period, Mr. Lifshitz continues to be eligible for all of his employment terms, including vesting of his equity grants.

Mr. Lifshitz’s compensation components as per the above table include:

(a)
For details regarding Mr. Lifshitz's employment agreement and terms, see Footnote (6) to the table set forth under “Senior Management Compensation” in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of our 2020 20-F.

(b)
The bonus (STI) amount in the above table includes: (i) Mr. Lifshitz’s annual bonus (STI) payout for 2021, in the amount of NIS 1.37 million (approximately $439,000), reflecting a combined performance of 110.1% with respect to all of his STI formula components, which includes measurable financial and non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and a qualitative evaluation, and (ii) a special bonus to Mr. Lifshitz for 2021 in the amount of approximately NIS 620,300 (approximately $200,000), which is equivalent to six base salaries, which was approved by our HR & Compensation Committee and Board of Directors on January 31, 2022 and February 8, 2022, respectively, for achieving all-time record results in the Phosphate Solutions Division in 2021, and for the remarkable handover of his position to his successor.

(c)	The equity-based compensation (LTI) amount in the above table reflects the expense expected to be recognized by the Company for Mr. Lifshitz’s LTI in the 2021 Financial Statements.

(7)	Mrs. Anat Tal-Ktalav has served as President of the Company´s Industrial Products Division since August 2018.

Mrs. Tal-Ktalav’s compensation components as per the above table include:

(a)
For details regarding Mrs. Tal-Ktalav’s employment agreement and terms, see Footnote (7) to the table set forth under “Senior Management Compensation” in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of our 2020 20-F.

(b)
The bonus (STI) amount in the above represents Mrs. Tal-Ktalav´s annual bonus (STI) payout for 2021, in the amount of NIS 1.19 million (approximately $386,000), reflecting a combined performance of 118.7% with respect to all of her STI formula components, which include measurable financial and non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and a qualitative evaluation.

(c)	The equity-based compensation (LTI) amount in the above table reflects the expense expected to be recognized by the Company for Mrs. Tal-Ktalav´s LTI in the 2021 Financial Statements.

(8)	Mr. Elad Aharonson has served as the President of the Innovative Agro Solutions Division since April 2021.

(a)
Mr. Aharonson’s employment agreement provides that: (i) Mr. Aharonson´s base salary may be updated twice a year according to the rise in the Israeli Consumer Price Index in the months that passed since the previous update. Mr. Aharonson´s monthly base salary, as of December 31, 2021, was approximately NIS 115,000 (approximately $36,000); (ii) the employment agreement is for an unlimited period and may be terminated by either party at any time by advance written notice; (iii) Mr. Aharonson is entitled to an advance notice period of six months; (iv) Mr. Aharonson is entitled to a six month adjustment period if his employment is involuntary terminated during the first two years of his employment, and (v) Mr. Aharonson is entitled to all benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car and gross up.

(b)
The bonus (STI) amount in the above represents Mr. Aharonson´s annual bonus (STI) payout for 2021, for the relative portion of the year during which he was employed, in the amount of NIS 885,700 (approximately $285,000), reflecting a combined performance of 114.1% with respect to all of his STI formula components, which include measurable financial and non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and a qualitative evaluation.

(c)	The equity-based compensation (LTI) amount in the above table reflects the expense expected to be recognized by the Company for Mr. Aharonson´s LTI in the 2021 Financial Statements.

Item 1 – Election of Directors

According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors.  Our Board of Directors is currently comprised of eleven directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

At the Meeting, all of our currently serving directors who are not external directors, Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin, are standing for election, each to hold office until the close of the next Annual General Meeting of Shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal.  All of the director nominees were elected to serve at our 2021 annual general meeting of shareholders. Our external directors, Dr. Miriam Haran and Ms. Dafna Gruber will continue to serve in accordance with their respective three-years term until July 14, 2024, and January 27, 2025, respectively.

Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin (as well as our external directors) qualify as independent directors under the Israeli Companies Law.  Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin (as well as our external directors) are deemed independent directors under the rules applicable to companies listed on the NYSE.  Each of the director nominees has confirmed that he or she complies with all requirements of a director under the Israeli Companies Law, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

We are not aware of any reason why any of the nominees, if elected, would be unable to serve as directors.

If elected at the Meeting, each director nominee will be paid the fixed annual fee payable to directors and per meeting fees payable to directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 5760-2000 (the “Compensation Regulations”), as adjusted from time to time, currently an annual fee of approximately NIS 150,000 (equivalent to approximately $47,000)1 and a per meeting fee of NIS 4,240 (equivalent to approximately $1,320) for directors who do not meet the qualifications of an expert director and NIS 5,655 (equivalent to approximately $1,770) per meeting for directors who meet the qualifications of expert directors in accordance with the Compensation Regulations (the “Director Cash Compensation”).

Directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt), namely, Aviad Kaufman and Sagi Kabla, do not currently receive compensation from the Company for their services as Company directors; instead, their fees are included in the annual management fees we pay to Israel Corp. pursuant to the management services agreement with Israel Corp. that was approved by our shareholders effective as of January 1, 2021 for a three year term until December 31, 2023 (the “Management Agreement”).  The parties have agreed, subject to the approval by the shareholders at the Meeting of the amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of the Company (see Item 4), to terminate the Management Agreement effective as of July 1, 2022, following which directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt), namely Mr. Aviad Kaufman and Mr. Sagi Kabla, shall begin to be paid the Director Cash Compensation. Mr. Sagi Kabla, Israel Corp.'s Chief Financial Officer, has requested that his Director Cash Compensation (as defined above) be either assigned and paid directly to Israel Corp. or paid directly to him, as instructed by Israel Corp.

Mr. Yoav Doppelt, the Chief Executive Officer of Israel Corp., who serves as Executive Chairman of our Board of Directors, is currently entitled to compensation for services as the Executive Chairman of the Board as described in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of the 2020 20F.  At the Meeting, shareholders are being asked to approve amended compensation terms with Mr. Yoav Doppelt, subject to the approval of the new Compensation Policy for Office Holders being presented for approval by the shareholders at the Meeting (see Item 3) and effective as of the termination of the Management Agreement on July 1, 2022.

In addition, if elected, each director will continue to benefit from the indemnification and exemption arrangements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time.  The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

Nominees for Director

A brief biography of each nominee is set forth below, based upon the records of the Company and information provided to us by the nominees:

Yoav Doppelt.  Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also served as Chairman of OPC Energy Ltd. (TASE: OPC) as well as a director of Zim Integrated Shipping Services Ltd and currently serves on the Board of Directors of Melisron Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

Aviad Kaufman.  Mr. Kaufman serves as the Chief Executive Officer of One Globe Business Advisory Ltd, the Chairman of Israel Corp., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from the Hebrew University of Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Avisar Paz.  Mr. Paz served as the Chairman of the Board of Directors of O.P.C. Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a B.A. degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Sagi Kabla.  Mr. Kabla is the Chief Financial Officer of Israel Corp. since December 2015. Mr. Kabla serves as director of Oil Refineries Ltd and previously served as Senior Executive of Business Development, Strategy and IR at Israel Corp. Prior to joining Israel Corp., Mr. Kabla held various management roles at KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree in Finance from COMAS and a B.A. degree in Economics and Accounting from Bar-Ilan University and he is qualified as a certified public accountant (Israel).

Ovadia Eli.  Mr. Eli served as the Chairman of the Board of Oil Refineries Ltd for two terms, the first from 1996 to 2003 and the second from 2015 to August 2021. Mr. Eli also served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli served as a member of the Board of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA degree in Educational Counseling and Bible Studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

Reem Aminoach.  Mr. Aminoach currently serves as director of Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration, Tel-Aviv University.

Lior Reitblatt.  Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other positions, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.

Tzipi Ozer-Armon.  Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., SimilarWeb and IACC. Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

Gadi Lesin.  Mr. Lesin served as president and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products, both companies listed on the TASE. Mr. Lesin holds a bachelor's degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.

Proposed Resolutions

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Yoav Doppelt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Aviad Kaufman be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Avisar Paz be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Sagi Kabla be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.

“RESOLVED, that Ovadia Eli be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Reem Aminoach be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Lior Reitblatt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Tzipi Ozer Armon be elected to serve as a director the Company, effective immediately, until the next annual general meeting of shareholders or until her earlier resignation or removal.”

“RESOLVED, that Gadi Lesin be elected to serve as a director the Company, effective immediately, until the next annual general meeting of shareholders or until her earlier resignation or removal.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Item 2 – Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the approval and recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International, independent certified public accountants in Israel, as our independent auditor until the close of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For the year ended December 31, 2021, we paid Somekh Chaikin fees for professional services as follows: US$4.5 million for audit fees, US$148,000 for audit-related fees and US$1.3 million for tax fees.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin, a Member Firm of KPMG International, be reappointed as the independent auditors of the Company until the Company's next annual general meeting of shareholders.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of Proposal 2.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Approval of the New Compensation Policy for Office Holders

Pursuant to the Israeli Companies Law, ICL has adopted a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, which creates a coherent system of rules and principles for compensation and incentives for these executives. According to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, following recommendation by the HR & Compensation Committee, and approved by the shareholders by the Special Majority (as defined above). Our current compensation policy was approved by the general meeting of our shareholders on June 27, 2019 (the “Current Compensation Policy”).

Accordingly, our HR & Compensation Committee and Board of Directors conducted a comprehensive review of the Current Compensation Policy, following which certain changes are proposed to be included in the proposed New Compensation Policy, as detailed below.

Following the discussions and recommendation of the HR & Compensation Committee from January 31, 2022 and February 6, 2022, on February 8, 2022, the Board of Directors discussed, approved and recommended that the shareholders approve, the new compensation policy, substantially in the form attached to this proxy statement as “Appendix A” (the “New Compensation Policy”). If approved by the shareholders at the Meeting, the New Compensation Policy shall be in effect as of the date of the Meeting.

The New Compensation Policy includes the formulas for the annual bonuses ("Short Term Incentive" or "STI") of the Executive Chairman of the Board and the CEO, and therefore the approval of the New Compensation Policy also constitutes approval of the STI plans and of the payment of STI to ICL's Executive Chairman of the Board, Mr. Doppelt and ICL's President & CEO, Mr. Zoller in accordance with the New Compensation Policy.

Similar to our Current Compensation Policy, the New Compensation Policy is intended to enable the Company to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive our long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. The Company seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to executive officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

We believe that the Current Compensation Policy has proved to be efficient and working well, reflecting a proper expression of the desired compensation structure for executive officers and directors, and of the right balance between creating proper incentives for executive officers and the risk management policy of the Company, and therefore only minor adjustments are being proposed in order to better reflect some of the required changes since the adoption of the Current Compensation Policy. The main changes introduced in the New Compensation Policy in comparison to the Current Compensation Policy are set forth below.  The overview of the New Compensation Policy set forth below is not exhaustive and is qualified in its entirety by the form of the New Compensation Policy, a copy of which is attached as Appendix A hereto.

(a)
Adjustment of the maximum amounts of the annual base salary for Executive Officers and of the maximum value of equity compensation (LTI awards) per one vesting annual period, which are denominated in our Compensation Policy in US dollars (see items 6.2 and 8.6 to the New Compensation Policy, respectively), to reflect a 15% appreciation of the US$/NIS exchange rate from January 2019 through the date of the approval of the New Compensation Policy by the board of directors.

(b)
Amendment to the annual bonus (STI) formula for the Executive Chairman of our Board of Directors (the "CoB") (see item 7.3 of the New Compensation Policy), which continues to be comprised only of measurable financial criteria, such that 30% of the CoB's STI target will be measured against the performance level of the Company’s EBITDA; 30% against the performance level of the Company’s operating income; 20% against the performance level of the Company’s net income, and 20% against the performance level of the Company’s revenues. As in the Current Compensation Policy, the measurable criteria will be based on the Company’s budget for the relevant fiscal year, and each will be measured as adjusted according to paragraph 7.6 of the New Compensation Policy.

(c)
Adjustment of the exercise price mechanism for the LTI awards of the office holders (as defined in the Companies Law) such that the exercise price of any stock option will be no less than the average 30 trading days of the Company’s last known as adjusted to dividend share price during the period prior to the date of the board of director's approval/grant date, as applicable (see item 8.3 of the New Compensation Policy).

(d)
Clarification in item 9.2 to reflect that the entitlement to an advance notice period applies also to executive officers who provide services to the Company, and that during such period their existing LTI awards shall continue to vest.

(e)
Addition of the authorization of the Company's Authorized Organs (as such term is defined in the New Compensation Policy) to approve termination grants to our Executive Officers (see item 9.4), subject to the restrictions set forth in the New Compensation Policy for an aggregate cap amount of 12-months base salaries for certain termination arrangements.

In the event that the shareholders do not approve the New Compensation Policy, under the Israeli Companies Law, the Company's Board of Directors may approve the New Compensation Policy even if the shareholders object to its approval, to the extent that the HR & Compensation Committee and thereafter the Company's Board of Directors decide that the approval of the New Compensation Policy, despite the objection of the shareholders, is in the best interests of the Company.

Reasons for the Proposal

As stated above, following the recommendation of the HR & Compensation Committee from its meetings held on January 31, 2022 and February 6, 2022, on February 8, 2022, the Board of Directors approved and recommended that shareholders approve, the New Compensation Policy, substantially in the form attached to this Proxy Statement as Appendix A.

The HR & Compensation Committee and the Board of Directors reviewed and considered the New Compensation Policy taking into account the Company’s strategic long-term goals and the risk management policy of the Board of Directors, in an attempt to create proper incentives for the executive officers of the Company, taking into account, among other things, the desire of the Company to match the principles of the compensation for executive officers with the compensation of the other senior executives of the Company in Israel and in its global centers of operations.

After thorough discussions of the proposed changes to the Compensation Policy, the HR & Compensation Committee and the Board of Directors concluded that the New Compensation Policy is appropriate and suitable for the needs of the Company, and that it contains relatively minor changes in comparison to the Current Compensation Policy. Although the Company has nearly tripled its value since the Current Compensation Policy was approved by the shareholders in 2019, only minor changes are being proposed, including minor adjustments to certain US dollar denominated limits to reflect a 15% appreciation of the US$/NIS exchange rate from January 2019 through the date of the approval of the New Compensation Policy by the board of directors. We believe that the Current Compensation Policy has proved to be efficient and working well, reflecting a proper expression of the desired compensation structure for executive officers and directors, and of the right balance between creating proper incentives for executive officers and the risk management policy of the Company, and therefore only minor adjustments are being proposed in order to better reflect some of the required changes since the adoption of the Current Compensation Policy, such as the components of the STI formula of our Chairman of the Board. Our HR & Compensation Committee and the Board of Directors continue to believe that similar to the Current Compensation Policy, the New Compensation Policy will continue to strengthen the alignment of interests and the connection between the compensation of executive officers and the return of the shareholders of the Company (among others, as a material portion of the compensation is based on performance), and are consistent with the aim of the Company to attract, recruit, retain and promote high quality and experienced office holders.

Considering the foregoing, and after reviewing a benchmark analysis, the HR & Compensation Committee recommended the approval of the New Compensation Policy, and the Board of Directors approved, and recommended that the shareholders approve, the New Compensation Policy.

If the New Compensation Policy is approved and adopted by our shareholders at the Meeting, it may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of Proposal 3.  In addition, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority for Compensation.

Israel Corp. is considered a "controlling shareholder" for this purpose, and all of our office holders are deemed to have a "personal interest" in this matter.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on such proposal and his/her/its vote will not be counted for the purposes of such proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

A shareholder shall notify the Company, prior to the Meeting, whether the shareholder constitutes a controlling shareholder of the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the New Compensation Policy, substantially in the form attached as Appendix A to the Proxy Statement for the Meeting, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Approval of amended compensation terms of Yoav Doppelt, the Executive Chairman

At the Meeting, shareholders will be asked to approve new compensation terms for Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors, subject to his reelection at the Meeting.  The new compensation terms will be subject to the approval by the shareholders at the Meeting of the New Compensation Policy (see Item 3) and shall be effective as of the termination of the Management Agreement on July 1, 2022, and subject thereto, and shall be in effect for a period of three years.  If either Item 3 or this proposed Item 4 are not approved by the shareholders at the meeting, the Management Agreement shall remain in effect and Mr. Doppelt shall continue to be entitled to his current compensation terms, as described in Item 6. ‘Directors, Senior Management and Employees’ – B. ‘Compensation’ of the 2020 20-F.

In essence, the proposed revised compensation terms in this Item 3 do not materially change the Company's aggregate payout amounts currently paid to both Mr. Doppelt, for his services as our Executive Chairman of the Board, and to Israel Corp., for its consultancy services and director compensation. The proposed terms in this Item 3 merely change the internal distribution of the payout amount, in a manner that optimizes the payment according to the services that the Company currently receives. Ultimately, the Company will continue to pay an aggregate amount of approximately NIS 6 million (approximately $1.87 million), but instead of paying half to Mr. Doppelt and half to Israel Corp., we will pay the entire amount to Mr. Doppelt (according to the terms set forth below), and separately pay the Director Cash Compensation to the directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt) (see Item 1).

Moreover, we have been informed by Israel Corp., that Israel Corp. intends to ask their shareholders to approve revised compensation terms to Mr. Doppelt for his services as its CEO, such that following the implementation of the revised compensation terms in the Company and in Israel Corp., subject to each respective entity's shareholders' approval, and following the termination of the management agreement with Israel Corp. effective as of July 1, 2022, the overall compensation amount that is collectively paid to Mr. Doppelt from us and from Israel Corp. will not materially change, just divided differently between Israel Corp. and the Company. Accordingly, the amendment to Mr. Doppelt's compensation terms and the termination of the management agreement with Israel Corp. as described above in this Item 4, will be subject to the approval of Mr. Doppelt's revised employment terms as the CEO of Israel Corp. by the shareholders of Israel Corp.

Proposed Compensation Terms

Mr. Doppelt will be employed by the Company, and will continue to invest a significant portion of his time to the Company. Subject to the approval by shareholders at the Meeting of the New Compensation Policy (see Item 3) and effective as of the termination of the Management Agreement on July 1, 2022, Mr. Doppelt’s compensation terms will be as follows:

Annual Cost of Employment. Mr. Doppelt's annual cost of employment will be NIS 1,800,000 (approximately $562,500).

Short-Term Incentive.  Mr. Doppelt may be entitled to an annual cash bonus for each of the three years commencing July 1, 2022, in accordance with the Executive Chairman’s STI formula set forth in the New Compensation Policy, as may be amended from time to time (the "Executive Chairman’s STI Formula") (see Item 3).

The proposed target STI for the Executive Chairman represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year.  It is proposed that Mr. Doppelt's Target STI, which will essentially also be his maximum STI payout in any given year, be NIS 1,200,000 (approximately $375,000) (the "Executive Chairman's STI Target"). The Executive Chairman's STI Target is in compliance with the New Compensation Policy. Mr. Doppelt will be entitled to an STI payment for 2022, for the relative portion of the year, beginning on July 1, 2022.

Termination Arrangement. In the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, he will be entitled to a six-month adjustment period and six month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing LTI plans.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval that Mr. Doppelt's contribution to the Company's performance has been extremely significant; however, the revised distribution in the payout, does not materially change the overall payout amount by the Company, but rather optimizes the payment according to the services that the Company actually receives.  The actual annual payout amount to Mr. Doppelt under the proposed amended terms, could be lower or slightly higher than his current compensation terms together with the annual management fee paid to Israel Corp., depending on the Company's performance in any given year which shall determine Mr. Dopplet's STI payout for such year.

In addition, a significant portion of Mr. Doppelt's compensation terms are comprised of variable components only, that are designed to motivate him to drive the Company to long-term goals and to align his interests with shareholders' interests. The HR & Compensation Committee and Board of Directors further noted the importance of ensuring Mr. Doppelt's leadership at the Company, given its scope and complexity, the challenging business and regulatory environment of the Company and the knowledge, experience, skills and track record of Mr. Doppelt. The HR & Compensation Committee and Board of Directors compared the proposed employment terms also to the compensation package that was approved by our shareholders for the former Executive Chairman of our Board, and found the proposed payout by the Company to be lower by approximately 30%. The HR & Compensation Committee and Board of Directors further noted in their approval the expected simultaneous reduction in Mr. Doppelt compensation as the CEO of Israel Corp., as informed by Israel Corp. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Doppelt is in alignment with the New Compensation Policy and is in the best interests of the Company and its shareholders. The HR & Compensation Committee and Board of Directors further resolved that the proposed compensation terms are appropriate and reasonable for the Chairman of the Board's position, and that their approval does not constitute a distribution, as such term is defined in the Companies Law.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of Proposal 4.  In addition, the approval of Proposal 4 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on such proposal and his/her/its vote will not be counted for the purposes of such proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of a proxy card or form of a written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposal 3 and effective as of July 1, 2022, to approve the amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of the Company, subject to his reelection at the Meeting, as set forth in Proposal 4 of the Proxy Statement for the Meeting.”

Item 5 – Approval of an equity-based compensation grant to Mr. Doppelt, the Executive Chairman of the Board

At the Meeting, shareholders will be asked to approve the grant of a three-year long-term incentive award in the form of options, to Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors, subject to his reelection at the Meeting.  This LTI award is identical to the previous triennial LTI award that was granted to Mr. Doppelt in 2019, and is not subject to the approval of Mr. Doppelt's revised terms (see Item 4) nor to the approval of the New Compensation Policy (see Item 3).

Under the Israeli Companies Law, the terms of engagement of a director, including the award of equity-based compensation to a director, that are consistent with a company’s compensation policy, require the approval of the compensation committee, board of directors and shareholders.

The HR & Compensation Committee and Board of Directors discussed and approved, subject to shareholder approval, the proposed LTI grant to Mr. Doppelt on January 31, 2022 and February 6, 2022 and February 8, 2022, respectively.  Accordingly, shareholders are being asked to approve the grant to Mr. Doppelt for the years 2022-2024, of non-marketable options, exercisable into Ordinary Shares (the “Options”), with a total value of NIS 9 million (approximately $2.8 million) (the “2022-2024 LTI Grant”), or NIS 3 million (approximately $937,500) per vesting annum. This amount is in compliance with the Company's New Compensation Policy being presented for approval at the Meeting (see Item 3).

Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the grant, or NIS 31.27 (approximately $10) per share, Mr. Doppelt will be entitled to 1,475,410 Options. The actual amount of the Options, however, will be calculated on the basis of a Black & Scholes model, using the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the General Meeting (the "Grant Date").

According to the New Compensation Policy, the exercise price of any stock option will be no less than the average 30 trading days of the Company’s last known as adjusted to dividend share price during the period prior to the date of Grant Date. The Exercise Price will be linked to the Israeli Consumer Price Index and will include adjustments per dividends.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Doppelt, as of the date of this Proxy Statement, constitute approximately 0.1125% of the issued and outstanding share capital of the Company and approximately 0.1146% of the voting rights (approximately 0.1086% of the issued and outstanding share capital of the Company and approximately 0.1106% of the voting rights, on a fully diluted basis).

The Options are governed by the Company’s 2014 Equity Plan, as amended (the “Equity Plan”). The vesting of the 2022-2024 LTI Grant will be in three equal tranches, with one-third of the Options vesting upon the lapse of 12 months from Grant Date, one-third of the Options vesting upon the lapse of 24 months from Grant Date and one-third upon the lapse of 36 months from the Grant Date. According to the terms of the Equity Plan, the Options may be exercised, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of five years after the Grant Date.

The Options will be granted pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) being held by a trustee for two years after the date of grant.

Vesting of the Options would fully accelerate if Mr. Doppelt ceases to provide services to the Company and such termination of relations is within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”).

 Subject to the provisions of the Equity Plan, in the event of termination of service for any reason not described above, Mr. Doppelt shall be entitled to exercise only the vested portion of his Options over a period of ninety (90) days following the lapse of 12 months from the date of service termination, in which case the vesting continues as set forth in Item 4. Pursuant to the Equity Plan, any unvested Options will be cancelled upon the lapse of 12 months following Mr. Doppelt's termination of service. The Options will not be transferable.

The Company will issue a reduced number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula.

The terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

Reasons for Proposal

The HR & Compensation Committee and Board of Directors noted in their approval that this proposed LTI award is identical to the previous grant that was approved by our shareholders in 2019, and the importance of creating a long-term incentive plan that will motivate Mr. Doppelt to enhance long-term shareholder value by aligning his interests with those of our shareholders. The HR & Compensation Committee and Board of Directors noted in this respect that the grant to Mr. Doppelt of LTI in the form of options only, provides him with a direct and personal financial incentive to improve the Company’s performance. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed LTI grant of Mr. Doppelt is in alignment with the New Compensation Policy of the Company and is in the best interests of the Company and our shareholders, and that their approval does not constitute a distribution, as such term is defined in the Companies Law.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of Proposal 5.  In addition, the approval of Proposal 5 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on such proposal and his/her/its vote will not be counted for the purposes of such proposal. For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of a proxy card or form of a written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the grant to Mr. Yoav Doppelt, the Executive Chairman of the Company, subject to his reelection at the Meeting, of an LTI award, in the form of options, in such amount and under such terms and conditions (including option price and vesting terms, as set forth in proposal 5 of the Proxy Statement for the Meeting).”

Item 6 – Approval of an equity compensation grant to Mr. Raviv Zoller, the Chief Executive Officer of the Company

At the Meeting, shareholders will be asked to approve the grant of a three-year LTI award for 2022-2024, in the form of options, to Mr. Raviv Zoller, the Chief Executive Officer of the Company.  Mr. Zoller was last awarded a three-year LTI grant for the 2019-2021 period, as approved by our shareholders at the annual general meeting held in June 2019.

Under the Israeli Companies Law, the compensation of a chief executive officer requires the approval of the compensation committee, board of directors and shareholders by the Special Majority for Compensation, in that order.

According to the Company's internal LTI plan and subject to the approval of the proposed New Compensation Policy, our HR & Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Zoller of a three-year LTI award in the form of options to purchase Ordinary Shares, with an aggregate value of NIS 16,560,000 (approximately $5,175,000), or NIS 5,520,000 (approximately $1,840,000) vesting per annum.  The number of Ordinary Shares underlying the options will be determined based on the Black & Scholes model, using a share price that is no less than the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the Meeting (the "Grant Date").  The exercise price of the options will be linked to the Israeli Consumer Price Index and will include adjustments per dividends. Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of the options grant (NIS 31.27 (approximately $10) per share), Mr. Zoller would be entitled to options to purchase 2,714,754 Ordinary Shares, which, as of the date of this Proxy Statement, constitute approximately 0.2069% of the issued and outstanding share capital of the Company and approximately 0.2109% of the voting rights (approximately 0.1998% of the issued and outstanding share capital of the Company and approximately 0.2035% of the voting rights, on a fully diluted basis).

The options will vest over a three-year period in equal annual tranches, such that one-third of the options shall vest upon the lapse of 12 months from the date of grant, one-third upon the lapse of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date.

The options will be granted under and will be subject to the Equity Plan, and will be granted pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the options (or Ordinary Shares issued upon exercise thereof) being held by a trustee for two years after the date of grant.

According to the Equity Plan, vesting of the options would fully accelerate if Mr. Zoller ceases to be employed or provide services to the Company and such termination of relations is within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”). Subject to the provisions of the Plan, in the event of termination of service any reason not described above, Mr. Zoller shall be entitled to exercise only the vested portion of his options over a period of ninety (90) days following the lapse of 12 months from the date of service termination.  Pursuant to the Plan, any unvested options will be cancelled upon the lapse of 12 months following Mr. Zoller’s termination of service.

In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

The options will not be transferable and will be held by the trustee at least for a period of two years as aforementioned.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval the importance of creating a long-term incentive plan that will motivate Mr. Zoller to enhance long-term shareholder value by aligning his interests with those of our shareholders. The HR & Compensation Committee and Board of Directors further noted that the proposed increase in the value of the LTI grant compared to the previous triennial LTI grant from 2019 reflects an adjustment of the value due to the depreciation of the dollar value. In light of all of the above, the HR & Compensation Committee and Board of Directors determined that the proposed LTI grant of Mr. Zoller is in alignment with the proposed New Compensation Policy of the Company and is in the best interests of the Company and our shareholders.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of Proposal 6.  In addition, the approval of Proposal 6 is also subject to the fulfillment of the Special Majority for Compensation.

Israel Corp. is considered a "controlling shareholder" for this purpose, and all of our office holders are deemed to have a "personal interest" in this matter.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on such proposal and his/her/its vote will not be counted for the purposes of such proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

A shareholder shall notify the Company, prior to the Meeting, whether the shareholder constitutes a controlling shareholder of the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the grant to Mr. Raviv Zoller, the Executive Chairman of the Company, of an LTI award, in the form of options, in such amount and under such terms and conditions (including option price and vesting terms, as set forth in proposal 6 of the Proxy Statement for the Meeting.”

The Board of Directors recommends a vote FOR approval of the foregoing resolutions.

PRESENTATION AND DISCUSSION OF THE 2021 AUDITED FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 will be presented. Our audited financial statements for the year ended December 31, 2021, will be made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2021, which is expected to be filed with the SEC on or about February 23, 2022. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports and information contained on, or accessible through, our corporate website are not a part of this Proxy Statement.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2022 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary.  For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than February 24, 2022.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than March 3, 2022, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: Corporate Secretary, no later than March 20, 2022. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting.  If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Aya Landman, Adv. VP, Company Secretary & Global Compliance

Dated: February 17, 2022

Appendix A

~~June~~ February 2022~~19~~

~~Israel Chemicals Ltd.~~ICL Group Ltd.

Compensation Policy for Office Holders

1.	General

1.1.
This document is designed to detail the compensation policy of ~~Israel Chemical~~ICL Group Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

1.2.
This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the HR & Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

1.3.
In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

1.4.
For purposes of this policy, “Executive Officers” shall refer to Office holders (as such term is defined in the Companies Law~~, 5759‐1999~~) that have an active executive role with the Company, including a (full or part time) executive chairman of the Board ~~("Executive Chairman")~~, and shall not refer to non‐executive members of the Board, unless otherwise expressly indicated.

1.5.	This policy is written in the masculine form for convenience only and is intended for women and men alike.

1.6.
Upon the approval of this policy by the shareholders of the Company, the compensation policy that was in place until such date shall be replaced in its entirety by this amended and restated compensation policy.

2.	Compensation Objectives and Principles

2.1.
ICL is a leading global specialty minerals ~~and chemicals company~~ company,. ICL Group creates impactful solutions for humanity's sustainability challenges in global food, agriculture, and industrial markets, and leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). ~~operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well‐positioned mineral assets and utilizes technology and industrial know‐how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions across the company.~~

2.2.
This policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. As such, the compensation package for Executive Officers will generally have the following characteristics:

2.2.1.	compensation elements will be clear and transparent;

2.2.2.	components of the compensation package will be aligned with ICL's short-term and long-term goals;

2.2.3.	compensation will be structured in ways that aligns Executive Officers' interests with shareholders' interests;

2.2.4.	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

2.2.5.	equity-based compensation will be subject to a vesting period of over at least three (3) years.

2.3.
In addition to the characteristics above, the compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

2.3.1.	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

2.3.2.	The compensation goals should reflect a mix of quantitative and qualitative performance measures;

2.3.3.	setting caps on the variable compensation components;

2.3.4.	determining claw-back provisions with respect to variable compensation.

3.	Compensation Components

The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable. ICL’s Executive Officers’ Total Compensation is composed of the following elements:

▪	Base Salary

▪	Social and other benefits

▪	Annual Cash Bonus (Short term Incentive or STI)

▪	Equity-based compensation (Long-Term Incentive or LTI)

▪	Retirement and Termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and/or employment of an Executive Chairman that is either employed by the Company or that provides services thereto.

ICL seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to Executive Officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below. The ratios represent the ratio of the fixed or variable component out of the overall compensation:

Office Holders	Fixed Component (Base Salary)	Variable Components (Bonuses & LTI)
CEO[2]	15% - 60%	40% - 85%
Executive Chairman[1]	0% – 40%	60% - 100%
Executive Officers (other than Executive Chairman, CEO)	20% - 60%	40% - 80%
Board Members	50% - 100%	0% - 50%

The ratios stated in the table above represent the potential pay mix; however, the actual ratios may vary based on performance in a given year. For example, in a year with no or limited variable component, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the base salary of the Executive Officer and the average and median salary of the other employees of ICL (including contractors’ workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contractors’ workers employed with ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

2          The minimal ratio of 15% or 0% fixed component out of the overall compensation, and respectively, the maximum ratio of 85% or 100% variable component out of the overall compensation, represents a situation whereby the Executive Chairman or the CEO, as the case may be, reach their maximum caps of entitlement to the variable components (Bonuses & LTI) in a given year or whereby the Executive Chairman does not receive a Fixed Component and reaches his maximum caps of entitlement to the Variable Components in a given year.

The table below shows the current ratio based on ~~2018~~ 2021 cost of labor data, between the overall cost of employment of ICL’s CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contractor’s workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming 12 months of employment, payment of the Target STI (as defined below) for ~~2018~~ 2021 and assuming the value of equity‐based compensation for one vesting annum as valued at the date of grant according to the most updated equity based compensation plan3:

Position	Ratio to average of other employees' Overall Compensation	Ratio to median of other employees' Overall Compensation
CEO	Approx. ~~16~~11.4 times	Approx. ~~20.5~~19.8 times
Executive Officers (other than CEO)	Approx. ~~5.3~~ 5.4 times	Approx. ~~6.3~~ 6.9 times

6.	Fixed Compensation

6.1.	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

▪	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

▪	Executive Officer's position and scope of responsibility;

▪	Executive Officer's previous compensation agreements;

▪	Comparable compensation agreements within ICL;

▪	Comparable positions in other local and/or global companies as relevant and if applicable to the position.

~~ICL seeks to establish a base salary and total compensation that is competitive with the base salaries and total compensation paid to Executive Officers in similar positions, in both global and local companies, as relevant for each position.~~ [repetition]

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

▪	the position of the relevant Executive Officer;

3 The table does not include information regarding Executive chairman

▪	scope of responsibility;

▪	relevant Executive Officer's achievements;

▪	professional and business experience of the Executive Officer;

▪	previous salary agreements signed with the relevant Executive Officer;

▪	salary levels for comparable positions within ICL;

▪	size of the company and nature of its operations

▪	ICL's macroeconomic environment; and

▪	comparative relevant market analysis

The base salary includes cash benefits (such as convalescence pay, clothing and welfare package) and it may be linked to the applicable index.

6.2.	The maximum annual base salary for Executive Officers shall not exceed the following amounts:[4]

6.2.1.	Executive Chairman –	$~~700,000~~803,000

6.2.2.	CEO –	$~~850,000~~978,000

6.2.3.	Other Executive Officers –	$~~500,000~~575,000

6.3.	Sign-on Bonus

In order to attract highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the HR & Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to hire the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

6.4.	Social and Other Benefits

ICL's Executive Officers may be entitled to social and other benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

▪	Annual vacation as customary;

4          The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors.

▪	Annual sick leave as customary;

▪	Company contributions to pension funds and disability and life insurance policies;

▪	Company contributions to educational funds or other savings vehicles;

▪	Additional benefits may include, inter alia, the following benefits ("Additional Benefits"):

o	Providing a Company car or a car allowance;

o	Providing communication packages, including telephone, and computers with internet access;

o	Subscriptions to relevant literature;

o	Life insurance;

o	Health insurance;

o	Relocation and housing allowances;

o	Courses and trainings;

o	Professional association membership fees (lawyers bar, accountants bar, etc.);

o	Financial/Tax planning in case of relocation.

In addition, ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company and when applicable tax gross-ups as customary in the market. If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

7.	Annual Cash Bonus

7.1.
ICL's Executive Officers may be entitled to an annual compensation in accordance with the short-term incentive plan (the "STI Plan" or "STI"). The STI Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long-term goals while focusing, among other things, on individual goals that will be defined for each of the Executive Officers. The STI Plan may include rules for eligibility in cases the Executive Officer serves for only part of the relevant year. STI Plans payouts to Executive Officers, excluding the CEO and the Executive Chairman, may be calculated by using measurable financial metrics and/or measurable non-financial metrics, as pre-determined or pre-approved by the HR & Compensation Committee and the Board, and\or a qualitative evaluation. It is clarified that, the HR & Compensation Committee and Board of Directors may determine in any given year, that the STI payout for Executive Officers, other than the CEO and Executive Chairman, in whole or in part, will be granted according to a qualitative evaluation of non-measurable items of the said organs, subject to the maximum payouts set forth in Section 7.4 below.

7.2.	Annual STI for the CEO

 The Target STI for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year. The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary.

80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & compensation committee and the board of directors at the beginning of each fiscal year, as detailed below.

20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & compensation committee and the board of directors after receiving a recommendation of the Executive CoB.

7.2.1.	Measurable Financial and measurable non-financial goals

The HR & compensation committee and the board of directors will define the goals and the weight of each goal at the beginning of each year after receiving a recommendation of the CoB.  Out of the 80% STI target, at least 60% of STI target will be measured against financial goals that will be included in the annual budget.  The financial goals shall be selected out of the following list: meeting working capital objectives, meeting cash flow objectives, meeting CAPEX objectives, improving capital structure, economic profit objectives, meeting sales' increase objectives, meeting budget objectives of sales, operating income, gross income, EBITDA and net income.  Such measurable financial goals shall be determined by the HR & Compensation committee and the board of directors in the beginning of the year, according to ICL's annual budget for the respective year, and shall be measured against the budget for purposes of determining the actual performance.  The financial goals must include operating income and/or net income. The Financial actual performance figures shall be adjusted according to paragraph 7.6 below.

The other ~~30~~20% (a correction of a typo) (or less) of STI target will be measured against other measurable non‐financial goals.

The non‐financial goals shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting safety, sustainability and environmental objectives, meeting compliance programs' objectives, meeting human resources strategic objectives and meeting merger and acquisition objectives and related integration objectives.

The HR & Compensation committee and the board of directors shall define at the beginning of each year the performance level, as detailed in the table below, for each measurable non-financial goal.

The achievement level of each goal will be measured independently of other goals.  Below are two tables which illustrate the way measurable financial goals and measurable non-financial goals are measured and then translated to payout factors.

Table A- Measurable Financial goals:

Performance level	Payout factor
Below 60% of budget (threshold)	0
Between 60% - 90% of budget	0.6
Between 90% - 120% of budget	0.9 – 1.2 (linear and continuous)
Above 120%	1.5

Table B- Measurable Non-Financial goals:

Performance level	Payout factor
Threshold	0
Partial	0.6
Good	0.8
Excellent	1.0

The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the beginning of the year.  The performance level is then converted to payout factor according to the above tables.  Then payout factor is applied by the relative weight of the relevant goal from the STI target. All products are then being added to form the payout for measurable financial and measurable non-financial performance.

7.2.2.	Qualitative evaluation of the CEO overall performance

20% of the STI target will be measured based on a qualitative evaluation by HR & compensation committee and the board of directors of the CEO's performance during the relevant fiscal year.  The maximum payout for this component cannot exceed the higher of 3 base monthly salaries or 25% of total actual STI payout.

7.2.3.
If either ICL operating income and/or net income actual performance (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout under this plan for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

7.2.4.	The maximum STI payout for the CEO cannot exceed for any given year, the lower of 130% of the CEO's target STI for such year or $1,500,000.

7.2.5.
In case the CEO’s employment terminates prior to the end of the fiscal year, the HR & Compensation Committee and the board of directors may approve prorated STI payout for the CEO after the end year results are published. The prorated calculation will reduce the CEO’s Target STI relatively to his employment period during the fiscal year.

7.3.	Annual STI for ICL Executive Chairman of the Board ("CoB")

The Target STI for the CoB represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year. The target STI for the CoB shall not exceed 120% of the CoB annual base salary. To the extent an Executive Chairman of the Board does not receive an annual base salary or management fee, the target STI for the CoB shall not exceed $630,000.

30% of the CoB's STI target will be measured against the performance level of ICL EBITDA; ~~5~~30% ~~of the CoB's STI target will be measured~~ against the performance level of ICL ~~net~~ Operating ~~i~~Income ~~(as adjusted according to paragraph 7.6 below)~~; ~~and 50~~20% ~~of the CoB's STI target will be measured~~ against the performance level of ICL ~~operating~~ Net I~~i~~ncome ~~(as adjusted according to paragraph 7.6 below)~~, and 20% against the performance level of ICL Revenues. These goals will be taken from ICL budget for the relevant fiscal year, and each will be measured as adjusted according to paragraph 7.6 below.

The achievement level of each goal will be measured independently of the other goals. The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the ICL budget. The performance level is then converted to payout factor according to Table A. Then payout factor is applied by the relative weight of the relevant goal from the STI target. The ~~two~~ products are then being added to form the payout for the CoB under this plan.

7.3.1.
If ICL Operating income and/or Net income (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout for the CoB under this plan.

7.3.2.	The maximum STI payout for the CoB shall not exceed, for any given fiscal year the lower of 150% of the CoB target STI or $1,000,000.

7.4.
The maximum STI payout for Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer target STI for such year or $1,000,000.

7.5.
Discretion of the Board to Reduce Bonus - The Board shall have the discretion to reduce the amount of the STI Payout of an Executive Officer in any given year, based on circumstances determined by the Board.

7.6.
The Measurable Financial Goals for purposes of calculating the CEO and the Executive CoB's STI, for any given year, will be calculated according to the figures from ICL's annual reports and will be adjusted by applying the following adjustments[5]:

•	Mergers, acquisitions, restructuring or divestments ("M&A") of entities, businesses or assets, including adjustment of the capital gain or loss; accounting impact of such M&A and any related costs.

•	Changes in the company's applicable GAAP or new/revised accounting standards, that were not considered for purposes of determining the annual budget.

•	Income or expense from legal claims or tax impacts, that are not related to the current year, including tax assessments, that were not considered for purposes of determining the annual budget.

•	Environmental undertakings, that were not considered for purposes of determining the annual budget.

•
Income or loss resulting from updates to provisions (that are included in the last annual financial statements) due to changes in the underlying assumptions relating to: regulations, interest or exchange rates, that were not considered for purposes of determining the annual budget.

•	Income or loss resulting from impairment of assets, that were not considered for purposes of determining the annual budget.

5 Any Adjustment (counted separately) under $2 million will not be applied.

7.7.	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 3 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment. It is hereby clarified, that restatement resulting from changes to the applicable law, regulations of accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

7.8.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer.

The maximum Special Bonus payout with respect to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the components of the Annual STI payout under the Annual Plan that are not determined in accordance with measurable parameters. The maximum Special Bonus with respect to the Executive Chairman in any given year cannot exceed 3 base monthly salaries.

The maximum Special Bonus payout with respect to any other Executive Officer in any given year cannot exceed 6 base monthly salaries.

The Special Bonus is a separate bonus from the STI under the STI Plan mentioned above.

8.	Equity-Based Compensation

From time to time, ICL may offer its Executive Officers an equity-based compensation in the framework of an equity-based compensation plan (the "Long Term Incentive Plan" or "LTI"), aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive Officers’ interest and the interest of the shareholders of the Company. The scope of LTI compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such long-term plans shall be subject to the following criteria:

8.1.
Long term incentives may be granted in the form of stock options, restricted shares, restricted share units (RSU), Performance-based restricted shares, Performance-based restricted share units or other equity-based compensation vehicles ("LTI Awards"). Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

8.2.
Each LTI Award shall be subject to a minimum vesting period over at least three (3) years, and subject to the continuing service of the Executive Officer. Unless otherwise approved by the relevant authorized organs, vesting of outstanding long-term LTI Awards may be pro-rated for time and/or performance for departing Executive Officers. The terms of LTI Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets or certain retirement provisions (as these terms will be defined in the applicable LTI compensation plan). Acceleration of LTI Awards will be allowed only in certain circumstances determined by the applicable authorized organs.

8.3.
The exercise price of any stock option~~s~~ will be no less than the ~~determined either based on the~~ average 30 trading days of ICL’s last known as adjusted to dividend share price during the period prior to the date of Board's approval/grant date, as applicable. ~~of the grant or the average 30 trading days of ICL’s share price during the period prior to the grant date.~~ The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

8.4.	The exercise period of the options shall be of no more than ten (10) full years from the date of grant.

8.5.
The total potential dilution from outstanding and proposed LTI plans will not exceed 10 percent. The restrictions described in paragraph 8.5 will not be applicable in case of grant of LTI Awards-based compensation to management and employees of a target company, in the event of a merger or acquisition of the target company.

8.6.	LTI Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:[6]

o	Executive Chairman of the Board – $~~1,200,000~~1,380,000[7]

o	CEO – $1,725,000~~1,500,000~~[8]

o	Other Executive Officers – $1,150,000~~1,000,000~~

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of LTI Awards for any specific grant.

Except in cases of transactions that the Company is party to, that include, among others, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

6 The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors.
7 $1,~~200~~380,000 is maximum value for an Executive CoB that does not receive base salary. The maximum value for an Executive CoB that does receive base salary is $~~1,000,000~~1,150,000.
8 This maximum amount does not include LTI Awards granted prior to the publication

8.7.
The HR & Compensation committee and the Board may resolve in the future to introduce shareholding guidelines to Executive Officers, according to which, Executive Officers will be required to hold a minimum number or value of shares, not inclusive of unvested holdings in unvested LTI Awards.

9.	Retirement arrangements

9.1
All of the Executive Officers may be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers, additional funds may be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base monthly salary upon termination multiplied by the number of years of seniority accumulated in the Company.

9.2	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

Executive Officer	Advance Notice Period
Executive Chairman, CEO	Up to 12 months
Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by or provide services to the Company. During the Advance Notice Period, ~~employer‐employee relations will continue to apply and thus~~ the Executive Officer may be entitled to all of his or her compensation terms, including STI payouts and continued vesting of his existing LTI plans. With respect to the CEO ‐ for any period in which the CEO is not actually providing services to the Company throughout the notice period, the CEO's STI payout for such period will be calculated with 50% of the CEO's STI target measured against the performance level of ICL net income (as adjusted according to paragraph 7.6 above) and 50% of the CEO's STI target measured against the performance level of ICL operating income (as adjusted according to paragraph 7.6 above). These goals will be taken from ICL budget for the relevant fiscal year. It is clarified, that with respect to the CEO, during such period the STI formula provided in Section 7.2 above will not be applied, nor will the discretionary qualitative evaluation part of the formula.

To the extent an Executive Chairman of the Board does not receive a monthly base salary or management fee, he may still continue to be entitled to his terms of tenure for an additional period of 12 month following his end of tenure, including, for avoidance of any doubt, his annual STI payout and continued vesting of his existing LTI plans during such period. [moved from 9.7 here]

9.3	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Social Benefits, while the Executive CoB may also be entitled to all of his other compensation terms, including STI payouts and continued vesting of his existing LTI plans. The Executive Officer may be obliged to obligate to non‐compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that his employment was not terminated as a result of "cause" or other circumstances that according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.4	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service.

Eligibility for the aforementioned Termination Grant ~~will not be given as a matter of routine, and it~~ will either be included in the terms of employment of the Executive Officer, ~~according to the terms of this section, only~~ if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer or approved by the Authorized Organs prior to termination of employment.

9.5	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.6	Acceleration of LTI Awards

The terms of LTI Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

9.7
The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.4, shall not exceed an amount equal to 12 months base salary, except for a few existing Executive Officers or employees that will be appointed as Executive Officers, that according to previous commitments of the company to them, are entitled to severance pay in amounts that together with their other termination benefits exceed the aforementioned maximum.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or LTI (as discussed below), all subject to any applicable law.  Non-executive directors are not eligible to participate in the company's pension plans.

In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

Non-executive Directors may be eligible to participate in the Company’s LTI plans. The value of the LTI Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods), per vesting annum, an amount of $250,000. The terms of LTI Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.9 The Non-executive directors will not be entitled to any performance based LTIs nor LTI in the form of options.

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will equal the compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.

12.	Exculpation, Indemnification and Insurance

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed $350 Million, as may be increased from time to time by the approval of the Authorized Organs.

9          In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 17, 2022

EXHIBIT INDEX

Exhibit No.                Description

99.1                             Form of Proxy card